Schneider Electric

[redacted]

05008547

June 1st, 2005

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), an English language version and brief description of the following documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

- Information published in the BALO:
  - *Second convening of annual meeting*, BALO n° 53 published on 4 May 2005 (no English translation available)
  - Total number of voting rights, BALO n° 62 published on 25 May 2005 (no English translation available)
  - Consolidated turnover for the first semester 2005, BALO n° 63 published on 27 May 2005 (no English translation available).

- Press releases:
  - Schneider Electric acquires Elau AG, the global leader in packaging automation (Annex 1)
  - Annual and extraordinary shareholders' meeting May 12, 2005 (Annex 2)
  - Schneider Electric SA: declaration of operations on its own shares (Annex 3)
  - Carrefour and Schneider Electric sign their first guaranteed energy performance contract for reduced energy consumption in stores (Annex 4)

Schneider Electric

- Schneider Electric SA: declaration of operations on its own shares (Annex 5)

- Miscellaneous:
  - 2004 In Brief booklet (enclosed)
  - 2004nual Report (enclosed).

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Secretary of the Board
Mr Philippe BOUGON

copy

June 1st, 2005

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), an English language version and brief description of the following documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

- Information published in the BALO:
  - Second convening of annual meeting, BALO n° 53 published on 4 May 2005 (no English translation available)
  - Total number of voting rights, BALO n° 62 published on 25 May 2005 (no English translation available)
  - Consolidated turnover for the first semester 2005, BALO n° 63 published on 27 May 2005 (no English translation available).

- Press releases:
  - Schneider Electric acquires Elau AG, the global leader in packaging automation (Annex 1)
  - Annual and extraordinary shareholders' meeting May 12, 2005 (Annex 2)
  - Schneider Electric SA: declaration of operations on its own shares (Annex 3)
  - Carrefour and Schneider Electric sign their first guaranteed energy performance contract for reduced energy consumption in stores (Annex 4)

- Schneider Electric SA: declaration of operations on its own shares (Annex 5)

- Miscellaneous:
  - 2004 In Brief booklet (enclosed)
  - 2004nual Report (enclosed).

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Secretary of the Board
Mr Philippe BOUGON

Schneider Electric

Press Release

Schneider Electric Acquires ELAU AG, The Global Leader in Packaging Automation

Rueil-Malmaison (France) May 10, 2005 - Schneider Electric announced today the acquisition of the outstanding shares (53,5% stake) of ELAU AG, based in Germany. This acquisition is subject to antitrust review.

As the market leader, ELAU provides core technology that enables packaging machines to deliver the increased efficiency and flexibility demanded in the global packaging industry. In 2004, it has achieved a strong growth of 24% and a high operating margin of 14%.

This business responds to three key aspects of Schneider Electric's strategy:
- The acceleration of growth in the packaging OEM market,
- The widening of its offer in the Motion Control field,
- The strengthening of its presence in the European and North American Industrial Automation markets.

As a wholly owned subsidiary, ELAU will enable Schneider Electric to implement an autonomous and dedicated growth strategy for packaging automation.

The integration of ELAU expertise together with Schneider Electric worldwide resources give packaging actors access to a wide range of products and solutions for their industry.

About ELAU AG - *"On the best machines"*

Based in Marktheidenfeld, Germany, ELAU AG is the global leader in packaging automation, with subsidiaries in Italy, France, UK and USA as well as regional offices around the world. ELAU offers servo motors, controls, drives and software solutions tailored for the packaging industry. ELAU employs 275 people and has been rapidly expanding its worldwide marketshare, experiencing a remarkable growth over the past years.

(in EUR million)	2003	2004
Sales	32.0	39.8
Organic growth	*15%*	*24%*
EBIT	3.6	5.7
As % of sales	*11.3%*	*14.3%*

Investor Relations :
Schneider Electric
Alexandre Brunet
tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Press Contact
Schneider Electric
Véronique Moine
tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Press Contact
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46

Press Release (p. 2)

About Schneider Electric

Schneider Electric is the world's power and control leader. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric manufactures and markets a comprehensive range of products and services for the residential, buildings, industry, energy and infrastructure markets. Schneider Electric has 85,000 employees worldwide, operations in 130 countries and recorded sales of €10.4 billion in 2004 through the 13,000 sales outlets of its distributors.

Schneider Electric:
Giving the best of the New Electric World
to everyone, everywhere, at any time

Merlin Gerin
Square D
Telemecanique

Investor Relations
Schneider Electric
Alexandre Brunet

tél. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Press Contact
Schneider Electric
Véronique Moine

tél. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Press Contact
DGM
Michel Calzaroni
Olivier Labesse
tél. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46

Schneider Electric

Financial Press Release

Annual and Extraordinary Shareholders' Meeting May 12, 2005

Rueil Malmaison, May 13, 2005 - Schneider Electric shareholders met in Annual and Extraordinary Meeting yesterday, primarily to hear the report of the Board of Directors and approve the financial statements for 2004. The Meeting was chaired by Henri Lachmann, Chairman and Chief Executive Officer.

Prior to the Annual and Extraordinary Meeting, the Board of Directors co-opted Noël Forgeard as Director to replace Thierry Breton, who has resigned.

****

The Chairman reviewed the highlights of 2004:

- An excellent operating and financial performance, with an 18% increase in sales and 30% growth in earnings,
- Deployment of a new efficient organization,
- Continuation of an aggressive acquisitions strategy focused on less cyclical activities with high growth potential,
- Introduction of the new^2 Company Program, with ambitious financial targets for 2005-2008 concerning organic sales growth, operating margin, return on capital employed and shareholders' return on investment (dividend pay-out, balance sheet optimisation).

****

Shareholders approved the proposed resolutions, which concerned:

- Approval of the 2004 financial statements,
- Payment of a net dividend of €1.80 per share, up 64% over the previous year. It will be payable at May 17, 2005,
- Election as Directors of Jérôme Gallot and Serge Weinberg,
- Re-election as Directors of Henri Lachmann and René de la Serre,
- Annual attendance fees paid to members of the Board of Directors,
- Financial authorizations given to the Board of Directors to buy back shares, increase the capital by issuing shares or share equivalents with or without pre-emptive subscription rights, issue shares to employees who are members of an employee stock purchase plan and grant shares to employees without consideration.

The quorum was 45.0% and the resolutions were adopted with a majority vote of between 67.5% and 99.7 %.

****

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
Euroclear: 12197

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Merlin Gerin
Square D
Telemecanique

Financial Press Release *(p. 2)*

Commenting on the outlook for 2005, Mr. Lachmann noted that Schneider Electric will continue to benefit from a promising economic environment thanks to its geographic and business repositioning.

Supported by measures to promote growth, the continued effect of productivity plans and disciplined cost management, Schneider Electric confirms its targets for 2005, which call for organic sales growth of 5%-6% and a 10% increase in operating income.

Mr. Lachmann emphasized Schneider Electric's numerous competitive strengths that allow it to take full advantage of growth in its markets. These include forefront worldwide positions focused on power & control, broad geographic coverage and a deep presence in emerging markets, strong innovation capabilities supported by high R&D investments, solid financials, and a new efficient organization.

****

The presentation made to the Annual Shareholders' Meeting and the related audio comments will be posted on the Schneider Electric website.

****

Second quarter 2005 sales and first-half 2005 results will be announced on July 29, 2005.

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
Euroclear: 12197

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Annex 5

Schneider Electric

Press release

Schneider Electric SA: declaration of operations on its own shares

Rueil-Malmaison, May 17, 2005 – Declaration of operations on its own shares between May 9 and May 11, 2005

Stock market day:		Number of shares purchased	Weighted average price	Amount
05/09/2005	Purchase	100,000	56.753	5,675,300.00
05/10/2005	Purchase	100,000	56.882	5,688,210.00
05/11/2005	Purchase	100,000	56.981	5,698,110.00
Total		300,000		17,061,620.00

About Schneider Electric

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 85,000 employees and operations in 130 countries, Schneider Electric generated sales of €10.4 billion in 2004 through the 13,000 outlets of its distributors.

Schneider Electric: Giving the best of the New Electric World to everyone, everywhere, at any time

Merlin Gerin
Square D
Telemecanique

Financial Communication:
Schneider Electric
Alexandre Brunet

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Press Contact:
Schneider Electric
Véronique Moine

Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

Press Contact:
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46

Carrefour Schneider Electric

Press Release May 23rd, 2005

A first in France:

Carrefour and Schneider Electric sign their first guaranteed energy performance contract for reduced energy consumption in stores

In the context of a sustainable development approach to energy consumption in stores, Carrefour and Schneider Electric have just signed a guaranteed energy performance contract. This is the first contract of its kind in France, with Schneider Electric offering a guarantee of long-term results. The objective is to reduce the stores' energy consumption by 10 to 15 % - the equivalent per store of the annual energy consumption of 150 households. In return, Carrefour has agreed to make the necessary investments, purchase equipment, carry out the works required and encourage the introduction of good practices in the stores. The technical complexity of this optimization work has led Carrefour to test 15 hypermarkets in 2005. The system will then be introduced in successive phases according to the types of stores. The total number of hypermarkets represents a potential energy saving of 113 GWh, which is more than a quarter of the electricity consumption of the city of Paris.

Reducing energy spending to achieve better economic and environmental performance

The contract between Carrefour and Schneider Electric guarantees a reduction in electricity consumption in stores, thus rising to a dual challenge. Without changes to energy policies, world energy demand is set to increase by 65% between 1995 and 2020. Energy saving is crucial for the environment and is one of the priorities of Carrefour's sustainable development policy. *"The savings achieved also allow Carrefour to fulfill its cost optimization objectives. Indeed, in an inflationary market, it is important to limit consumption in order to control energy spending"*, explains Timothée Noël, Energy Buyer for Carrefour France.

"Following audits carried out in each store, we define energy saving objectives and propose technical solutions. We handle the optimization work. Once the equipment has been installed, it is the involvement of the Carrefour team in the hypermarket and the daily follow-up by our teams over a three-year period which guarantee continuing good results", adds Frédéric Vaillant, Schneider Electric's Energy Performance Director.

The improvements will mainly involve cold production (cold storage facilities and frozen food sections), which accounts for 40 % of a hypermarket's electricity consumption, along with air-conditioning, heating and lighting. As well as the savings achieved, customers and employees will enjoy greater comfort, with more even temperatures between the checkouts and the frozen food sections.

Press contacts

Carrefour Group:
Isabelle Prigent – 33 1 49 09 26 66
groupecarrefour@tbwa-corporate.com

Schneider Electric:
Véronique Moine – 33 1 41 29 70 76
DGM – Michel Calzaroni – 33 1 40 70 11 89
Financial communication
Alexandre Brunet – 33 1 41 29 70 71

The Carrefour Group committed to managing energy spending

In the context of its sustainable development policy, the Carrefour Group has been closely monitoring energy consumption in all its stores of all types since 2001. It publishes these results as an indicator in its sustainable development report.

In December 2004, Carrefour signed a framework agreement with ADEME (the French Environment and Energy Management Agency) committing it to improving its energy consumption management. This agreement is based on 4 vectors: transport, buildings and sites, waste, eco-design of own-brand products and sustainable consumption.

In 2005, Carrefour has taken this commitment a step further by signing an energy performance contract with Schneider Electric. In addition, it has signed an electricity supply contract with EDF, allowing it to monitor its consumption more precisely.

The second-largest retailer in the world and the European leader, the Carrefour Group has worked for more than forty years to establish its position as the daily partner of millions of customers in Europe, Asia and Latin America.
Basing its action on a multi-format strategy (hypermarkets, supermarkets, hard discount stores, local stores, cash-and-carry), it offers its customers the lowest prices for a board selection of products and services.
Today, the Carrefour Group operates 11,000 stores in 30 countries and employs 430,000 people. Its consolidated sales excluding tax reached € 72.668 billion in 2004 .
Committed to a dynamic based on growth and profitability, the Carrefour Group applies an approach based on responsible commerce, respecting differences and seeking to contribute to economic and social progress wherever it does business.

Schneider Electric working alongside its customers to reduce their energy consumption

For a long time now, Schneider Electric has proposed products and solutions allowing its customers to manage their electricity consumption better, including measurement products, lighting management / regulation systems and variable speed drives, in particular.

The Guaranteed Energy Performance contracts are concrete evidence of Schneider Electric's even greater commitment to its customers: integration of all types of energy and a performance commitment.
Schneider Electric proposes energy performance contracts to its different customers all over the world, particularly in the United States and Scandinavia. So far, Schneider Electric has implemented 200 projects of this type. The group's strategic ambition is to extend its offer in the climatic engineering sector, as demonstrated by its recent acquisition of TAC in 2003 and Andover Control in 2004.

World leader in electrical distribution and automation & control systems through its world-class brands Merlin Gerin, Square D and Telemecanique, Schneider Electric develops a global offer of products and services for the residential, buildings, industry, energy and infrastructure markets. Schneider Electric has a workforce of 85,000 people operating in 130 countries and generated sales of € 10.4 billion in 2004 through 13,000 sales outlets.

Press contacts

Carrefour Group:
Isabelle Prigent – 33 1 49 09 26 66
groupecarrefour@tbwa-corporate.com

Schneider Electric:
Véronique Moine – 33 1 41 29 70 76
DGM – Michel Calzaroni – 33 1 40 70 11 89
Financial communication
Alexandre Brunet – 33 1 41 29 70 71

Press release

Schneider Electric SA: declaration of operations on its own shares

Rueil-Malmaison, May 24, 2005 – Declaration of operations on its own shares between May 18 and May 20, 2005

Stock market day:		Number of shares purchased	Weighted average price	Amount
05/18/2005	Purchase	60,000	57.7905	3,467,430.00
05/19/2005	Purchase	97,913	57.9705	5,676,065.57
05/20/2005	Purchase	39,158	57.7878	2,262,854.67
Total		197,071		11,406,350.24

About Schneider Electric

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 85,000 employees and operations in 130 countries, Schneider Electric generated sales of €10.4 billion in 2004 through the 13,000 outlets of its distributors.

Schneider Electric: Giving the best of the New Electric World to everyone, everywhere, at any time

Merlin Gerin
Square D
Telemecanique

Financial Communication:
Schneider Electric
Alexandre Brunet

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Press Contact:
Schneider Electric
Véronique Moine

Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

Press Contact:
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46

A safer, more comfortable, high-performance world

In today's world, electricity is an indispensable part of most of the products and services we use. Demand for electric power is constantly growing, and thanks to the convergence of electricity, automation and communication technologies, smart electricity is now a reality.

As the world leader in automation and electricity management, Schneider Electric gives the best of the New Electric World to everyone, everywhere, at any time.

To accomplish this mission, we focus on innovation, continuously adjust our resources and count on highly skilled, motivated team members around the world. Schneider Electric attracts talented people by offering stimulating challenges, exciting, diversified career paths, and the opportunity to be part of an enduring success story.

Meeting our customers' expectations





Schneider Electric provides comprehensive Electrical Distribution and Automation & Control solutions for four core markets:
Energy & Infrastructure, Industry, Buildings and Residential. We cover all the world's leading standards, including IEC, NEMA, UL, and ANSI. Our lineup of market-leading global brands, powerful local brands and specialist brands is unparalleled in terms of breadth, strategic fit and related services, making us a leader in automation and electricity management.

Electricity management

Making electric power available, reliable, effective and safe

Schneider Electric ranks first worldwide in electrical distribution, second in Ultra Terminal distribution and third in secured power.
We are also a major player in energy management systems. Our solutions meet the most demanding requirements for safety, reliability, power quality and energy savings. The Ultra Terminal lineup includes switchgear and management systems, as well as Voice-Data-Image and Power Line Carrier technologies, which turn electrical wires into a communication network.



2004 In Brief

Merlin Gerin
Square D
Telemecanique

Schneider Electric
Building a New Electric World






17%
7%
Europe
North America
Asia-Pacific
Rest of the world
24%
52%

2004 sales
by region

Automation management

Controlling and monitoring machines and equipment and protecting people

Schneider Electric ranks second worldwide in Automation & Control (number one in industrial control and number three in PLCs). As a recognized leader in the use of Internet technologies, we have developed a new generation of Transparent Ready™ solutions that are both highly effective and easy to use. We've also expanded our lineup with sensors for repetitive machines, optoelectronics and other new specialty products.

Thanks to our active acquisitions strategy, we have also become a major player in the fast growing building automation and security market.



High value added services

Enhancing installation performance

Schneider Electric supports customers throughout an installation's lifetime with a comprehensive, tailored range of services. These include online diagnostics and assistance, installed base operation and maintenance, site and installation audits, and consulting services to boost energy and industrial performance.



84.5%

of our sites
have a commitment
with the Foundation

Giving young people the resources to succeed

Each year, the week-long Luli fund-raising campaign gets employees around the world involved in helping disadvantaged young people through local associations. The program focuses on supporting education in developing countries and promoting job opportunities in the industrialized world.

Making a lasting commitment

Schneider Electric has signed the UN Global Compact, which calls on corporations to recognize nine universal principles in the areas of human rights, labor and the environment. To guide our actions, we have also published a document entitled Our Principles of Responsibility and signed an environmental and social charter with our main suppliers.

Through our team members and Foundations, we are deeply involved in promoting education, training and job opportunities for young people in all our host communities.

Schneider Electric SA

Headquarters
43-45, boulevard Franklin-Roosevelt
F-92500 Rueil-Malmaison Cedex (France)
Phone: +33 (0) 1 41 29 70 00 | Fax: +33 (0) 1 41 29 71 00
www.schneider-electric.com

Incorporated in France with issued capital of €1,809,553,416
Registered in Nanterre, RCS 542 048 574
Siret: 542 048 574 01775

MKTEDB2005EN

807 081

April 2005

Building the New Electric World together



€535 million devoted to R&D in 2004

Innovating close to our markets

Schneider Electric invests more than 5% of sales in R&D for products, software, services and production processes.

To constantly add more value for users, our 4,500 researchers and developers in 25 countries focus on devising solutions that are compatible, easy to use and operate, upgradeable, and supported by a growing number of services.

127 sites involved in a Lean Manufacturing program in 2004

Heading for operating excellence

We have implemented an ambitious quality and efficiency strategy to delight our customers. We make the most of our global scope to sustainably enhance our competitiveness. Optimization methods such as Six Sigma, Lean Manufacturing and Quality and Value Analysis have been deployed at all our sites.

In all our Country Organizations, we are deploying a single SAP-based IT system to work together and communicate more efficiently.



93%

of global products are eco-designed



18%
7%
Europe
North America
Asia-Pacific
Rest of the world
21%
54%

2004 workforce
by region
Total workforce: 85,000 employees

Responsible solutions

Schneider Electric plays its part in reducing energy consumption and preserving the environment and natural resources by developing eco-design and eco-production methodologies.

We also help our customers produce better and consume less energy and natural resources. Our solutions facilitate water management and power generation from renewable resources, enable electrification in emerging markets, and give more people access to electricity.

Leveraging our diversity

Schneider Electric is committed to developing and promoting high quality local teams and encouraging mobility and the creation of multicultural teams. At all levels of the enterprise, training supports skills upgrading and alignment and experience sharing. We also use variable compensation, profit-linked incentive programs, employee stock purchase plans and bonuses to reward team members and give them a stake in meeting set targets.

From NEW2004 to new^2: our new Company Program

NEW2004 drew to a close in a year of record performance for Schneider Electric. We achieved our highest organic growth in a decade and progressed in all our markets. Repositioning in countries and activities with high growth potential, productivity gains and disciplined cost management drove a sharp increase in earnings. We intend to pursue and step up NEW2004's growth and efficiency measures as part of our **new**^{2} Company Program, introduced in January 2005.


9,061
8,780
10,365
2002
2003
2004

Consolidated sales up 18%

(€ million)


1,040
11.5%
1,007
11.5%
1,311
12.6%
2002
2003
2004

Operating income up 30%

(€ million and as a % of sales)


422
433
565
2002
2003
2004

Net income up 30%

(€ million)


11%
26%
63%
Electrical Distribution
Automation & Control
Growth Platforms*

Sales by business

*Building automation and security, secured power, sensors for repetitive machines.